UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                    TNS, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    872960109
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                                 (CUSIP Number)
                                                    with a copy to:
       Mr. Philip C. Timon                          Robert G. Minion, Esq.
       Endowment Capital Group, LLC                 Lowenstein Sandler PC
       1515 Market Street, Suite 2000               1251 Avenue of the  Americas
       Philadelphia, PA 19102                       New York, NY 10020
       (215) 563-8600                               (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 12, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  872960109
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                          Mr. Philip C. Timon
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)                    Not
            (b)                 Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:    United States

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        Number of                        7) Sole Voting Power:        3,004,270*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:               0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   3,004,270*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:          0
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  3,004,270*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      12.4%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*As of February 14, 2008 (the "Reporting  Date"),  Endowment  Capital,  L.P. and
Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 3,004,270 shares of the Common Stock, $0.001 par value per share (the "Shares"), of TNS, Inc., a Delaware corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the 3,004,270 Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 3,004,270 Shares, or approximately 12.4% of the Shares deemed issued and outstanding as of the Reporting Date. CONCURRENT WITH THE FILING OF THIS REPORT ON SCHEDULE 13D, AS AMENDED, MR. TIMON HAS CAUSED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REPORT ON SCHEDULE 13G, PURSUANT TO REG. SECTION 240.13d-1(c).

CONCURRENT WITH THE FILING OF THIS REPORT ON SCHEDULE 13D, AS AMENDED, MR. TIMON HAS CAUSED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REPORT ON
SCHEDULE 13G, PURSUANT TO REG. SECTION 240.13d-1(c).


Item 2.   Identity and Background.
          -----------------------

          The first sentence of Item 2 is hereby deleted and restated in its entirety as follows:

          The person filing this statement is Mr. Philip C. Timon, whose business address is 1515 Market Street, Suite 2000, Philadelphia, PA 19102.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby deleted and restated in its entirety as follows:

          The Limited Partnerships acquired and continue to hold the Shares as a long-term investment. Mr. Timon, on behalf of the Limited Partnerships, utilizes a fundamental, research-driven process to identify companies as being fundamentally undervalued and possessing the potential for high growth. In implementing this process, Mr. Timon identified the Company as an entity satisfying his rigorous investment criteria.

          Mr. Timon has no present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (f) of Item 4 of Schedule 13D. In light of the foregoing, Mr. Timon intends to report his beneficial ownership of the Shares, or securities convertible into or exchangeable for the Shares, on Schedule 13G, pursuant to Reg. Section 240.13d-(c).


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Company's Annual Report on Form 10-Q for the quarterly period ending September 30, 2007 as filed with the Securities and Exchange Commission on November 11, 2007, there were 24,222,470 Shares issued and outstanding as of October 1, 2007. As of February 14, 2008 (the "Reporting Date"), the Limited Partnerships own in the aggregate 3,004,270 Shares. Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 3,004,270 Shares, or approximately 12.4% of the Shares deemed issued and outstanding as of the Reporting Date.

          The following table details the transactions during the sixty days prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Timon or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):



        Date           Transaction         Quantity         Price
        ----           -----------         --------         -----

      02/12/2008         Sale               59,000          $17.51
      02/12/2008         Sale              243,700          $17.01
      02/13/2008         Sale               73,380          $17.52
      02/14/2008         Sale              139,300          $17.11

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 19, 2008



                                                  /s/ Philip C. Timon
                                                  ------------------------------
                                                  Philip   C.   Timon,   in  his
                                                  capacity   as  sole   managing
                                                  member  of  Endowment  Capital
                                                  Group,  LLC,  the sole general
                                                  partner of Endowment  Capital,
                                                  L.P. and Long Drive, L.P.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).